EXHIBIT 3.1
                                                                     -----------

                  AMENDMENT TO THE CERTIFICATE OF INCORPORATION
                                       OF
                                  IVOICE , INC.


           iVoice, Inc., a corporation organized and existing under the laws of the State of New Jersey (the "Corporation"), hereby certifies as follows:

           1. The name of the corporation is iVoice, Inc. The Certificate of Incorporation of the Corporation was filed by the New Jersey Treasurer on April 25, 2003.

           2. This Amendment to the Certificate of Incorporation herein certified was authorized by the unanimous written consent of the Board of Directors on June 9, 2005 pursuant to the New Jersey Business Corporation Act of the State of New Jersey (the "Corporation Law").

           3. The Amendment to the Certificate of Incorporation herein certified effects the following changes: Article III, Capital Stock, Class A Common Stock Shares, shall be amended to contain an additional paragraph that provides that upon the occurrence of any transaction, event of occurrence that would result in fractional shares, the Board of Directors may, but shall not be obligated to, issue one Class A Common Stock share in lieu of issuing such a fractional share, scrip or paying cash equal to the value of such fractional share. To accomplish the foregoing amendment, an additional paragraph to Article III, Capital Stock, Class A Common Stock Shares of the Certificate of Incorporation is hereby added so that this section shall read:

                                   ARTICLE III
                                  CAPITAL STOCK

           "Class A Common Stock Shares. The Class A Common Stock Shares shall have no par value per share. With respect to all matters upon which shareholders are entitled to vote or to which shareholders are entitled to give consent, the holders of the outstanding shares of Class A Common Stock Shares shall be entitled on each matter to cast one (1) vote in person or by proxy for each share of the Class A Common Stock Shares standing in his, her or its name without regard to class, except as to those matters on which separate class voting is required by applicable law. There shall be no cumulative voting by shareholders.

           Upon the occurrence of any transaction, event or occurrence that creates fractional shares of Class A Common Stock, the Board of Directors may, but shall not be obligated to, issue one Class A Common Stock share in lieu of issuing such a fractional share, scrip or paying cash equal to the value of such fractional share."